UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): July 18,2025

MED-X, INC.
(Exact name of registrant as specified in its charter)

Nevada	46-5473113
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

8236 Remmet Avenue, Canoga Park, California 91304

(Full mailing address of principal executive offices)

(818) 349-2870

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, par value $0.001 per share

Item 9. Other Events

Resignation of a Director and Appointment of a New Director

On July 18, 2025 Med-X, Inc.’s (“Company”) Board of Directors held a meeting and accepted the resignation of Dr. Morton Hyson as a Board of Directors Member effective as of June 28, 2025.

On July 18, 2025 Med-X, Inc.’s (“Company”) Board of Directors held a meeting to appoint one new independent Director. The new Director is Mrs. Mary Kay Wilson, currently Owner/Principal Broker of Claremont Realty Group, LLC. In addition, Mrs. Wilson possesses Entrepreneurial leadership skills and who has built and sold a highly successful retail business.

This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties.  Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MED-X, INC.

(Exact name of issuer as specified in its charter)
Date: July 23, 2025

/s/ Ronald J. Tchorzewski
Ronald J. Tchorzewski – Chief Financial Officer

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